UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F             ☐ Form 40-F

EXPLANATORY NOTE

On September 25, 2026, Texas Ibogaine Research Corporation (“TIRC”), a wholly-owned Texas subsidiary of Psyence Biomedical Ltd. (the “Company”), entered into a binding term sheet (the “Term Sheet”) with Psyence Labs Ltd. (“PsyLabs”). Under the Term Sheet, PsyLabs will grant TIRC an exclusive license in the United States to PsyLabs’ know-how, trade secrets, cultivation, extraction and processing methods, analytical methods, specifications, standard operating procedures, batch records and technical and regulatory information relating to its pharmaceutical-grade ibogaine hydrochloride, to the extent necessary or useful to develop, manufacture and commercialize ibogaine drug candidates in the United States. PsyLabs will be TIRC’s exclusive supplier of ibogaine, and TIRC will be appointed PsyLabs’ exclusive wholesaler and distributor of that product in the United States. PsyLabs retains all rights outside the United States. In consideration, TIRC will pay PsyLabs’ development and regulatory milestone payments totaling up to approximately US$1.3 million for the first drug candidate, an annual exclusivity fee commencing on the first anniversary of the first FDA approval and creditable against royalties, and a low single-digit percentage royalty on net sales of each drug candidate, together with a margin-sharing arrangement on any resale of product by TIRC.

TIRC’s exclusivity is conditional on TIRC purchasing all of its requirements of ibogaine for the United States exclusively from PsyLabs, subject to customary supply-failure step-in rights in favor of TIRC. TIRC’s exclusivity is also expected to be subject to minimum United States development and/or sales performance thresholds to be set out in the Definitive Agreement (as defined below).

The Term Sheet is binding on the parties and is intended to be superseded and replaced by a definitive agreement to be negotiated and concluded between the parties (the “Definitive Agreement”). If the Definitive Agreement is not signed by both parties on or before November 30, 2026, which date may be extended by written agreement of the parties, the Term Sheet will automatically lapse and cease to have any further force or effect, without prejudice to rights or obligations that have accrued or that expressly survive. Until the Definitive Agreement becomes effective, the Term Sheet governs the matters set out in it as a binding agreement between the parties.

PsyLabs is a significant shareholder of the Company, the Company holds an ownership interest in PsyLabs, and certain members of the Company’s management are affiliates of PsyLabs and have financial interests in PsyLabs. As a result, the Term Sheet constitutes a related-party transaction.

A copy of the Term Sheet, with certain portions redacted, is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference. The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet, which is filed as Exhibit 10.1 hereto.

On September 28, 2026, the Company issued a press release titled “Psyence BioMed Announces Exclusive U.S. Ibogaine License for Texas Ibogaine Research Corporation” announcing the entry into the Term Sheet. A copy of this press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

This Report on Form 6-K, including Exhibit 10.1 (but excluding Exhibit 99.1 hereto), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-298570), as amended or supplemented, and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Binding Term Sheet, dated September 25, 2026, by and between Psyence Labs Ltd. and Texas Ibogaine Research Corporation.†
99.1*	Press Release, dated September 28, 2026, titled “Psyence BioMed Announces Exclusive U.S. Ibogaine Licence for Texas Ibogaine Research Corporation.”

†	Certain portions of this exhibit (indicated by “[***]”) have been omitted because they are both (i) not material and (ii) the type of information that the registrant treats as private or confidential.
*	Furnished, not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2026

Psyence Biomedical Ltd.

By:	/s/ Warwick Corden-Lloyd
Name:	Warwick Corden-Lloyd
Title:	Chief Financial Officer

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